Exhibit (99)A

Risk Factors and Cautionary Statements Relating to Forward-Looking Information

Our business is subject to a variety of risks.  In addition we may, from time to time, make written or oral forward-looking statements. Those statements may relate to future revenues, gross margin rate, expense rate, earnings, store openings and store conversions, market conditions, new strategies, the competitive environment or other events that we expect or anticipate will occur in the future. Forward-looking statements are based on our current views and assumptions and, as a result, are subject to risks and uncertainties that could cause actual results to differ materially from those projected.

Set forth below are certain of the important risks that we face and that could cause actual results to differ materially from those predicted by the forward-looking statements.  These risks are not the only ones we face.  Our business could also be affected by additional factors that are presently unknown to us or that we currently believe to be immaterial to our business.

Competitive Pressures

The retail business is highly competitive. We compete for capital, customers, employees, products, services and other important aspects of our business with many other local, regional and national retailers and other credit providers. Those competitors, some of which have a greater market presence than Target, include traditional and off-price store-based retailers, Internet and catalog businesses, drug stores, supermarkets, entertainment and travel providers and other forms of retail commerce as well as credit card issuers. Changes in the pricing and other terms or practices of those competitors, including the effects of competitor liquidation activities, may impact our expected results.

Consumer Trends

It is difficult to predict what merchandise consumers will demand, particularly merchandise that is trend driven. A substantial part of our business is dependent on our ability to make trend-right decisions for a wide variety of merchandise. Our business could also be impacted by consumer boycotts and other organized activities.  Failure to accurately predict constantly changing consumer tastes, preferences, spending patterns and other lifestyle decisions, or to address consumer concerns effectively, could adversely affect short-term and long-term results.

Credit Card Operations

Our credit card operations facilitate sales in our stores and generate additional revenue from fees related to extending credit. Our ability to extend credit to our guests and to collect payments from them depends on many factors including compliance with federal banking, state banking, consumer protection and bankruptcy laws, any of which may change from time to time. Changes in credit card use, payment patterns and default rates may result from a variety of economic, legal, social and other factors that we cannot control or predict with certainty. Changes that adversely impact our ability to extend credit and collect payments could negatively affect our results.  In addition, our finance charge revenue is subject to changes in interest rates.

General Economic Conditions

General economic factors that are beyond our control impact our forecasts and actual performance. These factors include interest rates, recession, inflation, deflation, consumer credit availability, consumer debt levels, tax rates and policy, unemployment trends and other matters that influence consumer confidence and spending. Changes in energy costs also impact our business, both by influencing the cost of operating our stores and transporting goods, and by affecting consumer spending patterns.  Changes in the cost of raw materials can influence the gross margins on merchandise we sell and the cost of building and maintaining our stores.

Labor Conditions and Costs

Our performance is dependent on attracting and retaining a large and growing number of quality team members. Many of those team members are in entry-level or part-time positions with historically high rates of turnover. Our ability to meet our labor needs while controlling our costs is subject to external factors such as unemployment levels, minimum wage legislation, health care legislation and changing demographics. In addition, our labor costs are influenced by health care and workers’ compensation costs, both of which have been rising in recent years.

Store Expansion Plans

Our future growth is dependent, in part, on our ability to build new stores and expand existing stores in a manner that achieves appropriate returns on our capital investment. We compete with other retailers and businesses for suitable locations for our stores. Local land use and other regulations applicable to the types of stores we desire to construct may impact our ability to find suitable locations, and also influence the cost of constructing and expanding our stores. In addition, the construction of new stores in fully-developed urban markets is generally a more time-consuming and expensive undertaking than developments in suburban and ex-urban markets.

Product Sourcing

The products we sell are sourced from a wide variety of domestic and international vendors. All of our vendors must comply with applicable laws and our required standards of conduct. Our ability to find qualified vendors and access products in a timely and efficient manner is a significant challenge which is typically even more difficult with respect to goods sourced outside the United States. Political or financial instability, trade restrictions, tariffs, currency exchange rates, the outbreak of pandemics, transport capacity and costs, port security or other events that could slow port activities and other factors relating to foreign trade are beyond our control and could adversely impact our business.

Privacy and Information Security

The use of individually identifiable data by our business and our business associates is regulated at the international, federal and state levels.  Privacy and information security laws and regulations change, and compliance with them may result in cost increases due to necessary systems changes and the development of new administrative processes. If we or our business associates fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged, possibly resulting in lost future business, and we could be subjected to additional legal risk as a result of non-compliance.

Other Factors

Other factors that could cause actual results to differ materially from those predicted include:

•  weather;

•  changes in the availability or cost of capital;

•  shifts in the seasonality of shopping patterns;

•  labor strikes or other work interruptions including work interruptions that impact our supply chain and transport vendors;

•  the impact of excess retail capacity in our markets;

•  changes in the cost to us of accepting various payment methods and changes in the rate of utilization of these payment methods by our guests;

•  material acquisitions or dispositions;

•  investments in new business strategies;

•  the success or failure of significant new business ventures or technologies;

•  adverse results in material litigation;

•  our ability to comply with laws and regulations that affect parts of our business which are more heavily regulated than our traditional retail operations, such as  our pharmacy, health clinic and liquor operations;

•  actions taken or omitted to be taken by legislative, regulatory, judicial and other governmental authorities and officials;

•  our ability to react in a timely manner and maintain our critical business processes and information systems capabilities in a disaster recovery situation; or

•  natural disasters, the outbreak of war, acts of terrorism or other significant national or international events.

The foregoing list of important factors is not exclusive and we do not undertake to revise any forward-looking statement to reflect events or circumstances that occur after the date the statement is made.